April 27, 2007

Mr. Michael Moran, Esq.
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     SCANA Corporation
South Carolina Electric & Gas Company
Forms 10-K for the year ended December 31, 2006
File Nos. 001-08809 and 001-03375

Dear Mr. Moran:

We respectfully provide the following responses to the accounting comments arising from your review of the above filings, as described in your letter of April 19, 2007. For ease of reference, with each response we have reproduced and italicized your comment language.

General
1.
Our review encompassed SCANA Corporation and South Carolina Electric & Gas Company. In the interest of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to both, please address the issue separately.

Response: We appreciate the economy of your approach. Each of the comments is addressed for both SCANA Corporation (SCANA) and South Carolina Electric & Gas Company (SCE&G).

Item 8. Financial Statements and Supplementary Data

Statement of Cash Flows, page 50
2.	Please explain to us how you account for your over and under collected fuel costs in your Statements of Cash Flows.

Response (SCANA and SCE&G): Over and under collections are presented within regulatory assets and liabilities in the balance sheets, and the changes in these balances in each reporting period are reflected within operating cash flows (as “changes in fuel adjustment clauses”) in the cash flow statements. Because these under and over collection amounts ultimately represent amounts to be received from (or credited to) customers of our regulated utility businesses, such treatment is similar to that afforded to changes in trade “accounts receivable” balances in the cash flow statements.

3.
We note from the income statement that your equity investees have experienced consecutive losses in recent fiscal years. Please explain how you account for cash distributions from your equity method investees in your Statements of Cash Flows. Tell us whether the distributions in each of the years presented represented a return on your investment or a return of your investment. Clarify the nature of the distributions accordingly in future filings. See SFAS 95 paragraph 16b.

Response (SCANA and SCE&G): Our accounting policy is to record cash distributions that represent a return of investment as investing cash flows, and to record cash distributions that represent a return on investment as operating cash flows.  All distributions received by SCANA during 2006, 2005, and 2004 represented a return on investment, and were approximately $6 million in the aggregate in each of those years.  SCE&G did not receive any distributions from equity-method investees during any of the years presented.  In future filings, we will clarify the nature of distributions, if material.

Mr. Michael Moran, Esq.

April 27, 2007

Note 3 - Employee Benefit Plans and Equity Compensation Plan, page 60
4.	Please explain why there was a reduction of prior compensation accruals upon your adoption of SFAS 123(R).

Response (SCANA and SCE&G):  For many years, SCANA and SCE&G have made annual grants of multi-year performance-based awards.  Prior to the adoption of SFAS 123(R), the Company had previously recorded substantially all of the estimated cost of such awards in the year of grant.  The Company's recording of substantially all of the estimated cost in the year of grant was based on the historical pattern of granting awards annually and on the guidance in paragraph 12 of APB 25 regarding the inference of service periods from such pattern.   Upon adoption of SFAS 123(R) on January 1, 2006, the Company changed its accounting policy to comply with SFAS 123(R)’s guidance and to accrue the cost of these awards over the related performance periods (three years).  On January 1, 2006, one-third and two-thirds of the previously recorded cost of the 2004 and 2005 plan grants, respectively, or an aggregate of approximately $6 million (after-tax), was reversed and recorded as the cumulative effect of a change in accounting principle.

Company Acknowledgement

SCANA and SCE&G acknowledge (i) that we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with the applicable disclosure requirements and in enhancing the overall disclosure of our filings. Should you have any further questions, please call me at 803-217-6017, or Jimmy Addison, our Senior Vice President and Chief Financial Officer, at 803-217-9391.

Very truly yours,

/s/James E. Swan, IV
James E. Swan, IV
Controller